UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934

Central European Media Enterprises Ltd. (Name of Issuer)
Class A Common Stock, Par Value $0.08 (Title of Class of Securities)
G20045202 (CUSIP Number)
July 15, 2002 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[		] Rule 13d-1(b)
[	X	] Rule 13d-1(c)
[		] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. G20045202

1.	Names of Reporting Persons. Spinnaker Asset Management-SAM Limited I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 71,602

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 71,602

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,602

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 3.1

12.	Type of Reporting Person CO
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SCHEDULE 13G
CUSIP No. G20045202

1.	Names of Reporting Persons. Spinnaker Capital Limited I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization England

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 86,000

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 86,000

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 86,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 3.7

12.	Type of Reporting Person CO
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Item 1.
(a)	Name of Issuer Central European Media Enterprises Ltd.
(b)	Address of Issuer's Principal Executive Offices c/o One Development Corp, 8th Floor London W1V 3FP England

Item 2.
(a)	Name of Person Filing Spinnaker Asset Management-SAM Limited Spinnaker Capital Limited
(b)

Address of Principal Business Office or, if none, Residence

Spinnaker Asset Management-SAM Limited
c/o Legis BVI Limited
Sea Meadow House, P.O. Box 116
Road Town, Tortola, British Virgin Islands

Spinnaker Capital Limited
53-54 Grosvenor Street
London W1K 3HU, England

(c)	Citizenship Spinnaker Asset Management-SAM Limited: British Virgin Islands Spinnaker Capital Limited: England
(d)	Title of Class of Securities Class A Common Stock, Par Value $0.08
(e)	CUSIP Number G20045202

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a)	Amount beneficially owned: Spinnaker Asset Management: 71,602. Spinnaker Capital Limited: 86,000.
(b)	Percent of class: Spinnaker Asset Management: 3.1%. Spinnaker Capital Limited: 3.7%.
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote Spinnaker Asset Management: 71,602. Spinnaker Capital Limited: 86,000.
	(ii)	Shared power to vote or to direct the vote 0
	(iii)	Sole power to dispose or to direct the disposition of Spinnaker Asset Management: 71,602. Spinnaker Capital Limited: 86,000.
	(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Instruction: Dissolution of a group requires a response to this item. Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
See Item 8

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable

Item 8.	Identification and Classification of Members of the Group

          Spinnaker Asset Management-SAM Limited ("SAM") is investment manager to Spinnaker Global Emerging Markets Fund Ltd. ("SGEMF"), an open-end investment company organized under the laws of the British Virgin Islands. As a result, through powers delegated to it by SGEMF, SAM is the beneficial owner of 71,602 shares or 3.1% of the Class A Common Stock, par value $0.08 ("Stock"), of Central European Media Enterprises Ltd., as "beneficial owner" is defined in Rule 13d-3(a) under the Securities Exchange Act of 1934 (the "Act") but not for any other purpose. SGEMF has the right to receive dividends from and the proceeds from the sale of those shares.

         Spinnaker Capital Limited ("SCL") is investment manager to Spinnaker Global Opportunity Fund Ltd. ("SGOF"), an open-end investment company organized under the laws of the British Virgin Islands. As a result, through powers delegated to it by SGOF, SCL is the beneficial owner of 86,000 shares or 3.7% of the Stock, as "beneficial owner" is defined in Rule 13d-3(a) under the Act but not for any other purpose. SGOF has the right to receive dividends from and the proceeds from the sale of those shares.

         Each of SAM and SCL is separately owned, directly or indirectly, by the same four trusts, each of which has different beneficiaries. SAM and SCL are separate and independent corporate entities, their directors are different individuals, and their clients are different investment companies. SAM and SCL disclaim membership in and do not affirm the existence of a "group" for purposes of Section 13(d) of the Act or for other purposes, and are of the view that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of the abovementioned Rule. Therefore, they are of the view that the shares of Stock held by the other corporation need not be aggregated for purposes of Section 13(d). However, they are making this filing on a voluntary basis as if all of the shares were beneficially owned by them on a joint basis.

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 25, 2002
Spinnaker Asset Management-SAM Limited
By:	/s/ Marcos Lederman Marcos Lederman
Title:	Director

Spinnaker Capital Limited
By:	/s/ Alexis Habib Alexis Habib
Title:	Director

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